North America Structured Investments

1.5yr Capped S&P 500® Index Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	S&P 500® Index
Maximum Amount:	At least $95.00 per $1,000 principal amount note*
Pricing Date:	October 26, 2023
Observation Date:	April 28, 2025
Maturity Date:	May 01, 2025
Participation Rate:	100.00%
Additional Amount:	$1,000 x Index Return x Participation Rate, provided that the Additional Amount will not be less than zero or greater than the Maximum Amount.
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 *plus* the Additional Amount, which may be zero and will not be greater than the Maximum Amount. *You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.*
CUSIP:	48134BCD3
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48134BCD3/doctype/Product_Termsheet/document.pdf
Estimated Value:	The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1,000 principal amount note. For more information about the estimated value of the notes, which will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and JPMorgan Chase & Co., as guarantor of the notes.

*The actual Maximum Amount will be provided in the pricing supplement and will not be less than $95.00 per $1,000 principal amount note.

**Reflects Maximum Amount equal to the minimum Maximum Amount set forth herein, for illustrative purposes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Hypothetical Returns on the Notes at Maturity**



Index Performance
Note Payoff at Maturity
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payment at Maturity
-30% -20% -10% 0% 10% 20% 30% 40% 50% 60% 70% 80%
Index Return

Hypothetical Index Return	Total Return on the Notes	Hypothetical Payment at Maturity (per $1,000 Note)
80.00%	9.50%	$1,095.00
50.00%	9.50%	$1,095.00
40.00%	9.50%	$1,095.00
30.00%	9.50%	$1,095.00
20.00%	9.50%	$1,095.00
10.00%	9.50%	$1,095.00
9.50%	9.50%	$1,095.00
5.00%	5.00%	$1,050.00
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-15.00%	0.00%	$1,000.00
-30.00%	0.00%	$1,000.00
-100.00%	0.00%	$1,000.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments 1.5y r Cappe d S& P 50 0 ® Inde x Notes Selected Risks Ɣ Ɣ Ɣ ● The notes may not pay more than the principal amount at maturity. ● Your maximum gain on the notes is limited by the Maximum Amount. ● Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. No interest payments, dividend payments or voting rights. JPMorgan Chase & Co. is currently one of the companies that make up the Index. As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) Ɣ Ɣ Ɣ Ɣ ● The estimated value of the notes will be lower than the original issue price (price to public) of the notes. ● The estimated value of the notes is determined by reference to an internal funding rate. ● The estimated value of the notes does not represent future values and may differ from others’ estimates. The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS ) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement and underlying supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information. Additional Information Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern. Past performance, and especially hypothetical back - tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back - tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 270004 and 333 - 270004 - 01 J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com